Term Sheet
*To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011*

**12-#01-2012-R
Term Sheet to
Product Supplement No. 4-I
Registration Statement No. 333-177923
Dated December 3, 2012; Rule 433**

JPMorgan Chase & Co.

Structured Investments

$
Single Observation Index Knock-Out Notes Linked to the EURO STOXX 50® Index due June 11, 2014

General

- The notes are designed for investors who seek to participate in the appreciation of the EURO STOXX 50® Index and who anticipate that the Ending Index Level will not be less than the Initial Index Level by more than 20.00%. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 20.00%, be willing to lose some or all of their principal at maturity. If the Ending Index Level is not less than the Initial Index Level by more than 20.00%, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of at least 8.55% and (b) the Index Return at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing June 11, 2014[†]
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about December 7, 2012 and are expected to settle on or about December 12, 2012.

Key Terms

Index:	The EURO STOXX 50® Index (the "Index")
Knock-Out Event:	A Knock-Out Event occurs if the Ending Index Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.00%

Payment at Maturity: *If a Knock-Out Event has occurred*, you will receive a cash payment at maturity that will reflect the performance of the Index. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

If a Knock-Out Event has occurred, you will lose more than 20.00% of your initial investment and may lose all of your initial investment at maturity.

If a Knock-Out Event has **not** *occurred*, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Index Return. For additional clarification, please see "What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?" in this term sheet.

Contingent Minimum Return:	At least 8.55%. The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 8.55%.
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the Observation Date
Observation Date[†]:	June 6, 2014
Maturity Date[†]:	June 11, 2014
CUSIP:	48126DNN5

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-I

Investing in the Single Observation Index Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement 1-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

December 3, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 2,575 and a Contingent Minimum Return of 8.55% and reflect the Knock-Out Buffer Amount of 20.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return	
		Knock-Out Event Has Not Occurred (1)	Knock-Out Event Has Occurred (2)
4,635.000	80.00%	80.00%	N/A
4,377.500	70.00%	70.00%	N/A
4,120.000	60.00%	60.00%	N/A
3,862.500	50.00%	50.00%	N/A
3,605.000	40.00%	40.00%	N/A
3,347.500	30.00%	30.00%	N/A
3,090.000	20.00%	20.00%	N/A
2,961.250	15.00%	15.00%	N/A
2,832.500	10.00%	10.00%	N/A
2,795.163	8.55%	8.55%	N/A
2,703.750	5.00%	8.55%	N/A
2,639.375	2.50%	8.55%	N/A
2,575.000	**0.00%**	**8.55%**	N/A
2,446.250	-5.00%	**8.55%**	N/A
2,317.500	-10.00%	**8.55%**	N/A
2,188.750	-15.00%	**8.55%**	N/A
2,060.000	-20.00%	**8.55%**	N/A
2,059.743	-20.01%	N/A	-20.01%
1,802.500	-30.00%	N/A	-30.00%
1,545.000	-40.00%	N/A	-40.00%
1,287.500	-50.00%	N/A	-50.00%
1,030.000	-60.00%	N/A	-60.00%
772.500	-70.00%	N/A	-70.00%
515.000	-80.00%	N/A	-80.00%
257.500	-90.00%	N/A	-90.00%
0.000	-100.00%	N/A	-100.00%

(1) The Ending Index Level is greater than or equal to 2,060 (80.00% of the hypothetical Initial Index Level).

(2) The Ending Index Level is less than 2,060 (80.00% of the hypothetical Initial Index Level).

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 2,575 to an Ending Index Level of 2,639.375 — a Knock-Out Event has not occurred. Because the Index Return of 2.50% is less than the hypothetical Contingent Minimum Return of 8.55%, the investor receives a payment at maturity of $1,085.50 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 2,575 to an Ending Index Level of 2,446.25— a Knock-Out Event has not occurred. Because the Index Return of -5% is less than the hypothetical Contingent Minimum Return of 8.55%, the investor receives a payment at maturity of $1,085.50 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 2,575 to an Ending Index Level of 2,961.25 — a Knock-Out Event has not occurred. Because the Index Return of 15% is greater than the hypothetical Contingent Minimum Return of 8.55%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 15\%) = \$1,150$$

Example 4: The level of the Index decreases from the Initial Index Level of 2,575 to an Ending Index Level of 1,545 — a Knock-Out Event has occurred. Because the Ending Index Level of 1,545 is less than the Initial Index Level of 2,575 by more than the Knock-Out Buffer Amount of 20.00%, a Knock-Out Event has occurred. Because the Index Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -40\%) = \$600$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the Index at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of not less than 8.55%, for a minimum payment at maturity of at least $1,085.50 for every $1,000 principal amount note. The actual Contingent Minimum Return will be set on the pricing date and will not be less than 8.55%. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **RETURN LINKED TO THE EURO STOXX 50· INDEX** — The EURO STOXX 50· Index consists of 50 component stocks of market sector leaders from within the Eurozone. The EURO STOXX 50· Index and STOXX· are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the "Licensors"), which are used under license. The notes based on the EURO STOXX 50· Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under "Equity Index Descriptions — The EURO STOXX 50· Index" in the accompanying underlying supplement no. 1-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011 and the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 20.00% will terminate. If a Knock-Out Event has occurred, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20.00% of your initial investment and may lose some or all of your initial investment at maturity.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — CIO Synthetic Credit Portfolio Update," "Liquidity Risk Management — Credit Ratings" and "Item 4. Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE** — If the Ending Index Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index. Because the Ending Index Level will be determined based on the Index closing level on a single day near the end of the term of the notes, the closing level of the Index at the maturity date or at other times during the term of the notes could be less than the Initial Index Level by not more than the Knock-Out Buffer Amount, or could be equal to or greater than the Initial Index Level. This difference could be particularly large if there is a significant decrease in the level of the Index during the later portion of the term of the notes or if there is significant volatility in the level of the Index during the term of the notes, especially on dates near the Observation Date.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF AT LEAST 8.55%* MAY TERMINATE ON THE OBSERVATION DATE** — If the Ending Index Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Minimum Return of at least 8.55%* on the notes. Under these circumstances, you will lose some or all of your initial investment at maturity and will be fully exposed to any depreciation in the Index.
  * The actual Contingent Minimum Return on the notes will be set on the pricing date and will not be less than 8.55%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood that the Ending Index Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index.

- **NON-U.S. SECURITIES RISK** — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities underlying the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
    - the actual and expected volatility of the Index;
    - the time to maturity of the notes;
    - whether a Knock-Out Event is expected to occur;
    - the dividend rates on the equity securities underlying the Index;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the EURO STOXX 50® Index based on the weekly historical Index closing levels from January 5, 2007 through November 30, 2012. The Index closing level on November 30, 2012 was 2,575.25. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical Index closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $12.50 per $1,000 principal amount note. JPMS may use a portion of that commission to allow selling concessions to another affiliated broker-dealer. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $12.50 per $1,000 principal amount note.